MISSION VIEJO, Calif., August 11, 2009 / -- AUXILIO, Inc. (BULLETIN BOARD: AUXO), a leading provider of document management services, announced today that effective August 31, 2009, Joseph J. Flynn will assume the role of President and Chief Executive Officer of the company. Mr. Flynn, 43, was the founding CEO of Auxilio and has been instrumental in Auxilio's development since the company's infancy. He has remained close with the company as an active member of the Board of Directors.  Mr. Flynn’s 19 year career has included a range of senior management positions in operations, sales and marketing for Media and Technology related firms. Most recently Mr. Flynn was a Vice President with the Nielsen Corporation.

John Pace, Auxilio’s non-executive Chairman of the Board, commented that "Auxilio’s board selected Joe based on his strong executive and leadership qualities with a proven track record of leading companies to the next stage of development and growth.  We are thrilled that Joe has returned to the company since he was essential to changing the way healthcare thinks about document management. On behalf of Auxilio, I want to express my sincere appreciation for Etienne Weidemann, as Auxilio has benefited immensely under his leadership as CEO.  The company is financially and operationally stable, with satisfied customers and a strong management team.  As we move towards the end of 2009, we look forward to the continued expansion of our business."

“I am honored that the Board has asked me to take the leadership position once again at Auxilio,” stated Flynn. “Auxilio is in a very healthy position which will allow me to focus most of my efforts on sales growth, including focusing on our joint marketing relationship with Sodexo,” added Flynn.

Auxilio, Inc. provides total outsourced document management services and related financial and business processes for major healthcare facilities. The company's proprietary technologies and unique processes assist hospitals, health plans and health systems with strategic direction and services that reduce document image expenses, increase operational efficiencies and improve the productivity of their staff. Auxilio's analysts, consultants and resident hospital teams work with senior hospital financial management and department heads to determine the best possible long term strategy for managing the millions of document images produced by their facilities on an annual basis. Auxilio's document management programs guarantee our client's immediate measurable savings, a fully outsourced process and unparalleled service. Auxilio's target market includes medium to large hospitals, health plans and healthcare systems. Customers served by Auxilio include health systems such as Saint Alphonsus Regional Medical Center, California Pacific Medical Center, St. Barnabas Healthcare System, Memorial Health Services, St. Joseph's Health System, Scottsdale Healthcare and Huntington Hospital of Pasadena, CA.